16th September, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Shaz Niazi

Re:	Bleach Group, Inc. Registration Statement on Form S-1 (File No. 333-186680)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Bleach Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-186680, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to a conflict with a significant supplier that has compelled it to place itself under administration under the Corporations Act 2001 of Australia, which is similar to Chapter 11 under the U.S. Bankruptcy Code. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have previously been sold in connection with the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact Ernest M. Stern of Akerman Senterfitt LLP at (202) 824-1705 or the undersigned at 011-61-2-8373-9360.

Very truly yours,

/s/ Mark Byers.
Mark Byers
Chief Executive Officer

cc: Ernest M. Stern, Esq.